March 7, 2007

By Facsimile 202.739.3001 and U.S. Mail

David A. Sirignano
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, D.C. 20004

RE:	Wells Real Estate Investment Trust, Inc.
	Schedule TO-T filed on February 27, 2006 by Madison Investment Trust Series 79, et al.
	File No. 005-80150

Dear Mr. Sirignano:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to include the financial statements of the filing persons. In the alternative, provide us with an analysis for why financial statements are not material in the context of the offer. Please be aware that adding new, material information in an amended filing may require dissemination of that information to unit holders and an extension of the offer.

Introduction, page 8

2. Please confirm that you will update your offer to reflect the recently paid dividend.

3. You state that tendering security holders will not have to pay brokerage fees or commissions. Will you reimburse tendering security holders for any such fees if their shares are held and tendered through a broker? If not, please revise.

Establishment of the offer price, page 9

4. Expand your disclosure to quantify the liquidity discount and clarify how that discount was determined.

Terms of the Offer, page 10
5. You indicate here and on page 14 that payment will be made for tendered units following confirmation from the Corporation of the transfer of the units. Revise to indicate when you might expect to receive such confirmation, what limitations on transfers exist and how such limitations may impact your ability to satisfy your prompt payment obligation. Please explain why you believe a delay relating to the Corporation`s confirmation is consistent with your prompt payment obligation.

Determination of Validity, page 12

6. We note your statement in several places that your determination regarding the terms and conditions "will be final and binding." This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Conflicts of Interest, page 16

7. You disclose that the Depository is an affiliate of some of the Purchasers and there may be some inherent conflicts of interest.
Please revise to summarize the conflicts of interest.

Source of Funds, page 17

8. Please identify the "members" and provide a description of the terms of your financing arrangements with them. Refer to Item 1007(a) of Regulation M-A. Additionally, provide us with your analysis regarding why these members should not be viewed as bidders in the offers as a result of the direct financing they will provide.
We note that "members" have made agreements to contribute to the financing of the offer. We believe that these agreements should be filed as exhibits pursuant to Item 1016(d)


Closing Information

      Please amend your filing to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Purchaser is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from purchaser acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,


								Michael Pressman
								Special Counsel
								Office of Mergers &
Acquisitions

March 7, 2007



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE